THE WORLD FUNDS, INC.


                     ARTICLES SUPPLEMENTARY
                               TO
                    ARTICLES OF INCORPORATION
          (to eliminate a series and reallocate shares)



          The World Funds, Inc., a Maryland corporation having its principal office in Baltimore, Maryland (the "Corporation"), in accordance with Section 2-105 (a)(9) of the Maryland General
Corporation Law (the "GCL"), hereby certifies to the State
Department of Assessments and Taxation of Maryland that:

          FIRST:    The Board of Directors of the Corporation, at
a meeting on December 4, 1994, adopted resolutions approving an Agreement and Plan of Reorganization (the "Plan") providing for a reorganization (the "Reorganization") of the Newport Tiger Fund series of the Corporation (the "Tiger Fund") with and into a series of Liberty Financial Trust, a Massachusetts business trust (the "Trust"), and recommended the approval of such Reorganization to the shareholders of the Tiger Fund,.

          SECOND:   The shareholders of the Tiger Fund, at a
special meeting of such shareholders called for March 24, 1995, adopted, pursuant to Section 2-104(b)(5) of the GCL and the Corporation's Articles of Incorporation, resolutions approving the proposed Reorganization of the Tiger Fund as set forth in the Plan.

          THIRD:    The Reorganization having been approved by a
majority of the Board of Directors of the Corporation and a majority of the shareholders of the Tiger Fund entitled to vote on approval of the Plan, the Reorganization of the Tiger Fund as of the close of business on March 31, 1995 was effected on April 3, 1995; all assets of the Tiger Fund were then transferred to the Trust, and the shareholders of Tiger Fund became shareholders of the Trust.

          FOURTH:   Article SIXTH of the Corporation's Articles of
Incorporation authorizes the Board of Directors to classify and reclassify shares of the Corporation's stock pursuant to Section 2-208 of the GCL.

          FIFTH:    Following completion of the Reorganization
there are no shares of the Tiger Fund outstanding and there are no current shareholders of the Tiger Fund; pursuant to the Plan and the authority of the Board of Directors, the Board has directed the Corporation to execute and file these Articles Supplementary to reclassify One Hundred Million (100,000,000) shares of common stock of the Corporation ($.01 per value per share) previously allocated to the Tiger Fund, and by these Articles Supplementary elects to treat such shares as unallocated shares at this time.


          IN WITNESS WHEREOF, The World Funds, Inc. has caused these Articles Supplementary to be signed in its name and on its behalf this 4th day of April, 1995.

                         THE WORLD FUNDS, INC.


                         By:       John Pasco, III
                                   John Pasco, III
                                   Chairman and Chief
                                   Executive Officer


ATTEST:


_______________________________
Assistant Secretary






          THE UNDERSIGNED, Chairman and Chief Executive Officer of THE WORLD FUNDS, INC., who executed on behalf of the said Corporation the foregoing Articles Supplementary, of which this Instrument is made a part, hereby acknowledges, in the name of and on behalf of said Corporation, said Articles Supplementary to be the corporate act of said Corporation and further certifies that, to the best of his knowledge, information and belief, the matters and facts set forth therein with respect to the approval thereof are true in all material respects, under the penalties of perjury.



                         John Pasco, III
                         John Pasco, III